UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                         TO RULES 13d-1 (b) (c), AND (d)

                               Pipeline Data Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   724059-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1(b)
      |_|   Rule 13d-1(c)
      |X|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP No. 724059-10-0                   13G                    Page 2 of 6 Pages
---------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Jack Rubinstein
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     1,399,075
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,399,075
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,399,075
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
CUSIP No. 724059-10-0                   13G                    Page 3 of 6 Pages
---------------------


Item 1.

      (a)   Name of Issuer.

            Pipeline Data Inc.

      (b)   Address of Issuer's Principal Executive Offices.

            1515 Hancock Street
            Suite 301
            Quincy, MA 02169

Item 2(a).     Name of Person Filing:

               Jack Rubinstein

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The address of Jack Rubinstein
               is:

                   370 Clayton Road
                   Scarsdale, NY 10583

Item 2(c).     Citizenship:

               The citizenship of Jack Rubinstein is the United States of America.

Item 2(d).     Title of Class of Securities:

               Common stock, par value $0.001 per share

Item 2(e).     CUSIP Number:


              724059-10-0

---------------------
CUSIP No. 724059-10-0                   13G                    Page 4 of 6 Pages
---------------------


Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a)  |_|  Broker or dealer registered under Section 15 of the Act.
      (b)  |_|  Bank as defined in Section 3(a)(6) of the Act.
      (c)  |_|  Insurance Company as defined in Section 3(a)(19) of the Act.
      (d) |_| Investment Company registered under Section 8 of the Investment Company Act.
      (e)  |_|  Investment Adviser in accordance with Sec.
                240.13d-1(b)(1)(ii)(E).
      (f) |_| Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).
      (g)  |_|  Parent holding company, in accordance with Sec.
                240.13d-1(b)(ii)(G).
      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
      (j)  | |  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box | |.

---------------------
CUSIP No. 724059-10-0                   13G                    Page 5 of 6 Pages
---------------------

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               Not Applicable.

---------------------
CUSIP No. 724059-10-0                   13G                    Page 6 of 6 Pages
---------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 10, 2005


/s/ Jack Rubinstein
-----------------------------
Jack Rubinstein